The Lion Electric Company

921 chamin de la Rivière-du-Nord

Saint-Jérôme (Québec) J7Y 5G2

(450) 432-5466

June 10, 2021

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attn: Eiko Yaoita Pyles

Re:	The Lion Electric Company

Registration Statement on Form F-1

File No. 333-256633

Dear Ms. Pyles:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, The Lion Electric Company hereby requests acceleration of effectiveness of the above-referenced Registration Statement so that it will become effective at 4:00 p.m., Washington, D.C. time, on June 14, 2021, or as soon as thereafter practicable.

Very truly yours,

THE LION ELECTRIC COMPANY

By:	/s/ Nicolas Brunet
Name:	Nicolas Brunet
Title:	Executive Vice-President and Chief Financial Officer

cc:	E. Ramey Layne, Vinson & Elkins L.L.P.

David Tardif, Stikeman Elliott LLP